

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2022

John McCarthy, Jr.
Chief Executive Officer
Starwood Real Estate Income Trust, Inc.
2340 Collins Avenue
Miami Beach, FL 33139

> **Re: Starwood Real Estate Income Trust, Inc.**
> **Post-Effective Amendment No. 2 to**
> **Registration Statement on Form S-11**
> **Filed May 23, 2022**
> **File No. 333-249719**

Dear Mr. McCarthy, Jr.:

We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment No. 2 to Form S-11

General

1. It appears that your Section 10(a)(3) update for December 31, 2021 financial statements was required by April 30, 2022. Please provide us with a legal analysis of your compliance with Section 10(a)(3) of the Securities Act of 1933. Please also advise whether you engaged in sales of your securities in the interim, and, to the extent you made such sales, please advise what consideration you have given to including disclosure regarding the potential violation of Section 5 of the Securities Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Stacie Gorman at 202-551-3585 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jason W. Goode, Esq.